Exhibit 19.1

NORTH AMERICAN NICKEL INC.

(formerly Widescope Resources Inc.)

Management Discussion and Analysis
For the Year Ended December 31, 2011

Preliminary Information

This Management’s Discussion and Analysis (“MD&A”) contains information up to and including April 23, 2012.

The following MD&A of North American Nickel Inc. (the “Company”) should be read in conjunction with the audited financial statements for the year ended December 31, 2011 and the related notes contained therein.  It should be noted that the audited financial statements for the year ended December 31, 2011 were prepared in accordance with International Financial Reporting Standards (“IFRS”), the reconciliation of which can be found beginning on page 16 of this MD&A.

All financial information in this MD&A related to 2011 have been prepared in accordance with International financial reporting standards (“IFRS”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements. For more information, please refer to the Risk and Uncertainties section of this MD&A.

Description of Business

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing, developing or disposing of the properties, when the evaluation is complete. The Company is currently focusing its resources in conducting exploration programs on its Sudbury, Ontario nickel properties being Post Creek, Halcyon and Greenland on the Maniitsoq Property. As well the Company is conducting exploration programs on its Manitoba nickel properties being South Bay, Thompson North and Cedar Lake.

Company History

North American Nickel Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd.  The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985.  In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc effective September 23, 1993.  The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010 the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

In April 2010 the Company initiated a series of actions to realign its focus into the field of nickel exploration in the prolific nickel belts around Sudbury, Ontario and Thompson, Manitoba. These actions were reported in a news release dated April 6, 2010. Additionally, in April 2010 the Company’s shareholders elected 4 new directors, to replace three retiring directors. The directors of the Company have appointed new senior management to oversee the daily operations of the Company.

On May 3, 2011 the Company’s listing application was conditionally accepted by the TSX Venture Exchange. On May 30, 2011 the common shares of the Company began trading under the symbol “NAN”.

Trend Analysis
The business of the Company entails significant risks. Any analysis of the trend of the Company’s activities would reveal this and there is nothing to suggest that these trends will change.

The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.  As of December 31, 2011 the Company had working capital of $1,211,510 (December 31, 2010 $556,665) and a deficit of $15,342,641 (December 31, 2010 $14,258,450). The Company will require additional funding to meet its obligations and the costs of its operations.

When managing capital, the Company’s objectives is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if it has adequate financial resources are available to do so. The Company has not yet determined whether these properties contain ore reserves that are economically recoverable.

Resource Properties

All technical information in this document has been reviewed by Dr. Mark Fedikow, PGeo, the qualified person for the Company under National Instrument 43-101.

Sudbury, Ontario nickel properties:

Post Creek Property

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $7,500. On April 5, 2010 the Company entered into an option agreement to acquire rights to Post Creek Property. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

Date	Cash	Issuance of shares		Exploration Requirements
On or before April 5, 2010	$12,500	400,000	paid & issued

On or before April 5, 2011	$30,000	300,000	paid & issued	$15,000	Exploration requirements to April 5, 2011 $624,715

On or before April 5, 2012	$50,000	300,000	paid & issued	$15,000	Exploration requirements to April 5, 2012 $830,127

On or before April 5, 2013	$50,000	-		$15,000

The property is located 35 km east of Sudbury in Norman and Parkin townships and consists of 35 contiguous unpatented mining claims and one isolated claim covering an area of 688 hectares. It is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of KGHM International Ltd. (previously “FNX Mining”). The property lies along the extension of the Whistle Offset Dyke Structure which is a major geological control for Ni-Cu-PGM mineralization. This structure hosted the former INCO Whistle Offset copper-nickel-PGM Mine as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. KGHM forecast the production of 372,049 tons of ore at Podolsky yielding 1.8 million pounds of payable nickel, 28.5 million pounds of payable copper and 27,300 ounces of payable platinum, palladium and gold for 2009.  Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion geochemical surveys. A reconnaissance rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2.24 g/t Pt and 1.05 g/t Pd. Significant potential for nickel-copper-PGM is demonstrated on the Post Creek property.

A NI 43-101 compliant Technical Report was completed with Dr. Walter Peredery, formerly of INCO, as the author.

During the year December 31, 2011, the Company incurred $764,311 (including capitalized stock-based compensation of $87,500) (December 31, 2010 - $153,310) in exploration costs on the Post Creek Property.

Performance Summary:

The exploration program to evaluate the mineral potential of the Whistle Offset Dyke Structure was initiated. This project included outcrop stripping, washing and detailed mapping. There were also a number of reconnaissance programs initiated concurrently to evaluate the Post Creek property for shallowly-buried mineralization. The geophysical approach was based on the use of a beep mat and selected traverses across the property were undertaken. A number of elevated EM responses were obtained and a number of these areas were stripped of overburden using an excavator and washed using a Wajax pump.  Exposed mineralization was chip sampled and sent to SGS Mineral Services for a multi-element analysis including assay for nickel, copper, cobalt, gold, platinum and palladium. Results are pending. Selected soil geochemical surveys were undertaken over historic IP chargeability anomalies. Samples were submitted to SGS Mineral Services for analysis using the Mobile Metal Ion Technology.

Airborne VTEM geophysical survey results and ground IP and magnetic surveys undertaken by previous operators were obtained from the geophysical contractors in digital formats and these data will form individual “layers” for integration with geological and geochemical datasets.

New geophysical data was acquired from Abitibi Geophysics from a newly cut grid on the Post Creek property. Electromagnetic and magnetic anomalies were detected and a drill program planned. The exploration included down-hole pulsing to detect potential anomalies for future drill-testing.

During the year ended December 31, 2011:

Analytical data, geological maps and historic geophysical information were compiled by Dr. Walter Peredery to form the basis for a 43-101 technical report which was submitted to the TSX Exchange on May 18, 2011 as part of listing requirements for North American Nickel. The report was accepted by the Exchange on May 27, 2011.

The assessment report for the Post Creek property of merit was assembled, submitted to the Sudbury Mining Recorder and subsequently accepted for assessment credit.

Grid cutting for the Abitibi DEEPEM (‘InfiniTEM’) ground geophysical survey has been completed.

Outcrop stripping, washing and chip and channel sampling continued subsequent to the location of geophysical (electromagnetic and magnetic) anomalies identified with the use of the beep mat. Samples have been submitted for assay and are pending. Beep mat geophysical surveys are ongoing on the Post Creek property.

Detailed prospecting by Mr. Cecil Johnson on behalf of the Company on the Post Creek property has resulted in the discovery of a previously unrecognized mineralized Offset dyke. The Offset dykes are recognized in the Sudbury mining camp as hosts to significant ore deposits and as such this discovery is considered extremely important. Follow-up outcrop stripping using a mechanical excavator accompanied by power washing to prepare the outcrop area for mapping and sampling has been initiated. The offset dyke has been named “the Cecil Johnson Offset Dyke” or “CJ#1” after Mr. Johnson, the discoverer.

Extensive outcrop stripping with a mechanical excavator aided by power washing of outcrops was completed. Outcrop sampling, where warranted, was continued and assistance from experienced Sudbury geological consultants was retained for short periods to demonstrate the subtleties of mapping offset dyke structures. Ground VLF-EM and magnetic surveys were initiated.

A drill program was planned and implemented with Chenier drilling of Capreol, Ontario contracted to carry out a 1500 metre program.

The offset dyke or CJ Zone was expanded subsequent to previous ground geophysical surveys and prospecting by Cecil Johnson. Geophysical anomalies detected by the Abitibi Infinitem geophysical survey were drill tested and indicated the geophysical responses were attributable to heavily disseminated to near-solid pyrrhotite, pyrite and minor chalcopyrite. These mineralized zones were hosted within large blocks of mafic volcanic rocks present within the offset dyke and with oxide and lean iron formation. Drill core was sampled and submitted for assay to AGAT Laboratories. Results indicate generally low base and precious metal values in this mineralization. The mineralization is interpreted to be of Archean age occurring as veins/layers and disseminations within Archean rocks.

A review of all characteristics of the CJ target zone and the results of diamond drilling indicate the CJ Zone is more accurately described as a breccias belt rather than a sharp-walled offset dyke. The breccias belt is along strike from the Podolsky nickel-copper-platinum group metal mine and as such the CJ Zone is still considered as a high-priority exploration target. The mineral potential of this re-interpreted offset dyke has been elevated owing to observations made by North American Nickel geologists aided by Andy Bite, a well-known and highly respected Sudbury geologist. The breccia belt is now interpreted as an embayment structure and will be explored accordingly.

Subsequent Events

A report describing the drill reaults on the Post Creek property has been constructed and submitted to the Sudbury Mining Recorders office. The report has been accepted.

Activities contemplated in the future

It is the intent of the Company to continue exploration along the CJ Zone/Embayment to the northeast along trend of this mineralized structure. Detailed geologic mapping, prospecting, mechanical stripping and power washing of available outcrop, rock chip and soil sampling and geophysical surveys will be undertaken.

Woods Creek Property

On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Woods Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $2,500. On April 5, 2010, the Company entered into an option agreement to acquire rights to Woods Creek Property. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

Date	Cash	Issuance of shares		Exploration Requirements
On or before April 5, 2010	$7,500	150,000	paid & issued

On or before April 5, 2011	$15,000	150,000	paid & issued	$24,000	Exploration requirements to April 5, 2011 $26,281

On or before April 5, 2012	$20,000	-		$24,000	Exploration requirements to April 5, 2012 $63,281

On or before April 5, 2013	$45,000	-		$24,000

The Woods Creek claim block is located in Hyman Township about 50 km west of Sudbury and comprises eight contiguous unpatented mining claims covering 1,264 hectares. The target on the property is disseminated to near-solid nickel-copper-cobalt-PGM mineralization hosted within Nipissing Diabase dykes which cover 50% of the property. This style of mineralization is currently being mined by Ursa Major Minerals at their Shakespeare deposit 15 km southwest of the Woods Creek property.

Previous operators defined a number of mineralized zones on the Woods Creek property, but little follow-up exploration was undertaken. The Main Zone prospect is a zone of 10-40% pyrrhotite-chalcopyrite mineralization with historic assays of 1.22% Cu, 0.95% Ni,0.35 g/t combined Pt and Pd and 0.13 g/t Au. Diamond drilling on this zone intersected a 6.5 m section of gabbro with pyrrhotite and chalcopyrite with historic assays of 1.09% Ni, 0.37% Cu, 0.30 g/t combined Pt and Pd and 0.11% Co. The Ravenshill prospect was discovered in 2005 as a result of geological mapping and prospecting. It comprises near solid pyrrhotite and chalcopyrite in brecciated gabbro with historic assays of 0.66% Ni, 0.90% Cu, 0.09% Co, 0.068 g/t Pt, 0.22 g/t Pd and 0.046 g/t Au.

During the year December 31, 2011, the Company incurred $42,940 (December 31, 2010 - $20,341) in exploration costs on the Woods Creek Property.

Performance Summary:

An assessment report based on shallow electromagnetic Beep Mat surveys, geological mapping, prospecting, excavator work to clear overburden from outcrop and channel and chip rock sampling was completed on claims 1242388 and 1242390. The results are summarized in an assessment report submitted to the Ontario Mining recorder in Sudbury. A short diamond drill program is planned to assess gossans delineated during prospecting activities.

During the year ended December 31, 2011:

An assessment report was constructed based on the results of field work, including assay results. Data indicates multiple zones of greater than 1% copper and strongly elevated nickel are present in outcrop on the property. These zones were uncovered by the use of a beep mat and a mechanical excavator to expose the rock from beneath soil cover.

Short term prospecting was completed.

The identification of a large gossanous outcrop on the property will be followed up with a drill hole to test the area beneath the gossan for nickel-copper platinum group mineralization.

Subsequent Events

A single drill hole was completed to test the gossanous outcrop described above. The results indicated the presence of a very weakly mineralized, strongly foliated gabbroic intrusion. Drill core was sampled for assay and the results indicate uniformly low base and precious metal contents.

The Company decided not to further pursue the Woods Creek Property and accordingly the property was written-off.

Activities contemplated in the future

No future activities are contemplated since the property was dropped.

Halcyon Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

Date	Cash	Issuance of shares		Exploration Requirements
On or before April 5, 2010	$15,000	300,000	paid & issued

On or before April 5, 2011	$25,000	200,000	paid & issued	$22,000	Exploration requirements to April 5, 2011 $40,299

On or before April 5, 2012	$35,000	200,000	paid & issued	$22,000	Exploration requirements to April 5, 2012 $53,985

On or before April 5, 2013	$35,000	-		$22,000

The property is located 35 Km NNE of Sudbury in the SE corner of Parkin Twp, and consists of 46 unpatented mining claims. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and contains the extension of the metallogenetically significant Whistle Offset Structure now interpreted to represent an embayment. It is approximately 2 km north of the producing Podolsky Mine of KGHM International Ltd. (previously “FNX Mining”). Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

During the year December 31, 2011, the Company incurred $53,989 (December 31, 2010 - $Nil) in exploration costs on the Halcyon Property.

Performance Summary:

Data compilation was initiated with the aim of delineating potential areas for follow-up exploration. Based on newly acquired information from the Post Creek property the adjacent Halcyon property will be the target of geological prospecting and geophysical activities.

During the year ended December 31, 2011:

The compilation report for historic exploration conducted on the property is ongoing.

A partial cut grid was established on the western edge of the Halcyon property to accommodate the Abitibi Geophysics EM survey covering the adjacent Post Creek property.

Prospecting and a small amount of outcrop stripping were completed in preparation for a drill program. A single drill hole was put down on the southeast corner of the property with the purpose of providing geological information and to provide a platform for bore hole pulse EM (“BHPEM”). No anomalies were detected with the BHPEM although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths.

Subsequent Events

No work has been performed subsequently.

Activities contemplated in the future

Continued exploration in the form of detailed geologic mapping, prospecting, mechanical stripping and power washing of available outcrop, rock chip and soil sampling and geophysical surveys. Targets will be drilled subsequent to integration of all exploration databases.

Bell Lake Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Bell Lake Property. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

Date	Cash	Issuance of shares		Exploration Requirements
On or before April 5, 2010	$25,000	300,000	paid & issued

On or before April 5, 2011	$25,000	300,000	paid & issued	$-

On or before April 5, 2012	$40,000	400,000		$-

On or before April 5, 2013	$40,000	-		$-

On or before April 5, 2014	$80,000	-

The Bell Lake property is a 256 acre property that covers approximately 1 km of the Mystery Offset Dyke or “MOD”. The MOD is interpreted to be an extension of the Worthington Offset Dyke which is a 10-11 km long mineralized structure that extends from the southwest margin of the Sudbury Igneous Complex. Offset Dyke environments are significant hosts to nickel-copper-PGM mineralization in the Sudbury Basin. The Worthington Offset Dyke hosts the past producing Worthington copper-nickel-platinum group metal Mine and the Victoria copper-nickel-platinum group metal Mine. It is also host to Vale Inco’s Totten copper-nickel-platinum group metal Mine development Crowflight Minerals AER-Kidd property also occurs within the Worthington Offset. The Bell Lake property is marked by surface exposures of disseminated to near-solid nickel-copper sulphide mineralization with PGM values. The Mystery Offset Dyke offers excellent exploration potential for the discovery of additional nickel-copper-PGM mineralization. Deep-looking ground geophysical technologies and diamond drilling will test the property after detailed geological mapping has been undertaken on the property.

During the year December 31, 2011, the Company incurred $56,621 (December 31, 2010 - $560) in exploration costs on the Bell Lake Property

Performance Summary:

Data compilation was initiated with the aim of delineating potential areas for follow-up exploration. A three-dimensional model was assembled for the mineralization identified on the property by historic exploration including diamond drilling. The model uses historic drill logs and assay data. These data will be integrated with geophysical information acquired from new geophysical surveys to delineate possible drill targets.

During the year ended December 31, 2011:

The compilation of historic exploration data is complete. A geophysical grid was planned for the property and geophysical contracts signed for the upcoming Infinitem survey (Abitibi Geophysics).

The grid for the geophysical survey has been cut and an Infinitem deep-looking ground geophysical program and a magnetic survey have been completed on the property. Results indicate the lack of significant geophysical responses on the claim

Subsequent Events

The Company decided not to further pursue the Bell Lake Property and accordingly the property was written-off.

Activities contemplated in the future

No future activities are contemplated since the property was dropped.

Manitoba nickel properties:

On July 23, 2010 the Company issued 6,000,000 shares at a price of $0.06 per share to a company with common directors in accordance with the Purchase and Sale Agreement entered into on April 5, 2010 to acquire ownership of the South Bay, Thompson North and Cedar Lake properties in Manitoba, subject to a 2% NSR reserved by the vendor, in exchange for a $1,000 cash payment (paid) and 6,000,000 post-consolidation common shares valued at $0.06 per share (issued).

South Bay: Exploration was spurred at the South Bay property by the September, 2003 discovery of a zone of high-grade nickel mineralization. The nickel-copper-cobalt platinum group element (“PGE”) zone was found in one wall of a new road cut 60 km east of the town of Leaf Rapids, Manitoba. The average grade of eleven samples of near-solid sulphide collected from boulder-sized blast rubble in the road cut exposure is 2.42 % Ni, 0.78 % Cu, 697 ppm Co and 1.32 g/t PGE. The mineralization is sedimentary-rock-hosted and exhibits similar metal characteristics to ores associated with magma-derived nickel deposits that are mined at Thompson and worldwide. Airborne geophysical surveys (VTEM) have been flown over the property and preliminary soil geochemical surveys have been undertaken.

During the year ended December 31, 2011:

A Mobile Metal Ions soil geochemical orientation survey was undertaken and samples submitted to SGS Mineral Services (Toronto, Ontario) for analysis. Results have been received and a report is in preparation.

During the year December 31, 2011, the Company incurred $8,687 (December 31, 2010 - $2,523) in deferred exploration costs on the South Bay Property

Analytical data from the MMI analysis of soil samples was received and interpretation followed by a report is in progress. The property was down-sized based on the results of geophysical surveys, diamond drilling results and assays.

Subsequent Events

A compilation report has been completed for the property.

Activities contemplated in the future

A Mobile Metal Ions soil geochemical survey has been proposed for the property. The survey will be undertaken once soil has thawed and lake access is possible.

Thompson North: The property overlies the world class Thompson Nickel Belt (“TNB”) where Vale Inco continues to mine nickel-copper-cobalt and platinum group element mineralization hosted within sedimentary and mafic intrusive rocks. Based on research by the Manitoba Geological Survey the northeastern extension of the TNB has been traced through the Thompson North property making the area highly attractive for repetitions of TNB mineralization. Airborne geophysics (VTEM) has been flown over the property and numerous anomalous magnetic and electromagnetic features identified. Follow-up exploration will be based upon ranking and modeling of geophysics and soil geochemical surveys.

During the year ended December 31, 2011:

There have been no current activities on the property.

During the year December 31, 2011, the Company incurred $115,259 (December 31, 2010- $585) in deferred exploration costs on the Thompson North Property.

A compilation of historic exploration information was contracted to Revelation Geoscience Ltd. A report was completed and will be the basis for future exploration planning.

Subsequent Events

There have been no subsequent events.

Activities contemplated in the future

VTEM anomalies recommended for follow-up by Revelation Geoscience in their report will be assessed with the aim of modeling the geophysical data and producing Maxwell plates. with Mobile Metal Ions soil geochemistry. These results will be used to further assess these geophysical anomalies and to assist in planning a drill program.

Cedar Lake: The property occupies the southern portion of the Thompson Nickel Belt where previous exploration based on the drill-testing of geophysical anomalies has identified key stratigraphic components that host producing nickel-copper-cobalt and platinum group elements at the Thompson and Pipe Mines of Vale Inco. Nickel mineralization has been intersected in drilling on adjacent Mineral Exploration Licenses. The prospective rock units are overlain by younger carbonate rocks and conceal the TNB in this area. The Company has undertaken airborne geophysical surveys (VTEM) and delineated numerous conductive and magnetic anomalies. These anomalies will be prioritized and drill tested subsequent to soil geochemical surveys.

During the year ended December 31, 2011:

There have been no current activities on the property. A compilation of historic exploration has been completed and will be the basis for future exploration planning.

During the year December 31, 2011, the Company incurred $2,000 (December 31, 2010- $400) in deferred exploration costs on the Cedar Lake Property.

Subsequent Events

No work was performed on this property subsequently.

Activities contemplated in the future

Activities contemplated for the future include detailed geophysical surveys with soil geochemical survey follow-up.

Maniitsoq, Greenland:

Effective August 15, 2011, the Company was granted an exploration license by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of DKK 31,400 (CDN $5,174) upon granting of the license. The license is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year.

The Company is obligated to incur minimum exploration costs of DKK 7,213,460 (approximately CDN $1,281,110) (incurred) in the first year. Subsequent to December 31, 2011, the BMP confirmed that the Company had completed the first year exploration requirement, which was based on the exploration expenditures incurred by the Company with a general allowance increase of 50%. The Company’s expenditures exceeded the minimum requirement and the Company was granted a credit of DKK 1,275,997 (approximately CDN $226,593) for surplus exploration expenditures, which may be carried forward up to December 31, 2014 as a reduction of future exploration expenditure requirements.

Provided that the licence area is unchanged during 2012 the Company’s minimum required exploration expenditure for the second year is DKK 7,361,890 (approximately CDN $1,307,330). However, if the licence area is reduced during 2012 the required minimum exploration expenditure will decrease by DKK 1,490 for every square kilometre relinquished. The required minimum exploration expenditures to December 31, 2015 have not yet been determined but, are based on an annual approximation of DKK 24,405,000 (approximately CDN $4,333,870), which is adjusted each year on the basis of the change to the Danish Consumer Price Index. This assumes that the licence area remains at its current size (4,841 square kilometres). For every square kilometre that the licence is reduced the required annual expenditure decreases by approximately DKK 5,041. The Company is obligated to reduce the licence area by at least 30% (1,452.3 square kilometres) by December 31, 2013.

Should the Company not incur the minimum exploration expenditures in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years.

After December 31, 2015, the Company may apply for an additional 5 years. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum exploration costs for such years.

In conjunction with the granting of the Maniitsoq Mineral Exploration Licence, the Company has entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years. The warrants are exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Licences or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants have been recorded at a fair value of $1,813,263 using the Black-Scholes option-pricing model. Granting to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

The Maniitsoq project covers a 4,841 km2 area situated along the southwest coast of Greenland east and south of the village of Maniitsoq.  Ports in this part of Greenland have a year-round shipping season.  The project area contains numerous nickel + copper sulphide showings associated with norititic and other mafic-ultramafic intrusions of Archean age.  Given its vast size and abundance of nickel occurrences, the Maniitsoq area has seen remarkably little nickel-related exploration activity.  The only drilling for nickel was done between 1965 and 1972 by a company called Kyrolitselskabet Øresund A/S (KØ).  KØ drilled 119 shallow holes totalling about 6,300 meters that tested exposed sulphide mineralization and shallow electromagnetic (EM) anomalies directly associated with outcropping mafic-ultramafic intrusions.  All but a few were drilled with portable Winkie drills and the average hole length was just 45 meters.  Nevertheless numerous significant historic intersections were made, including 9.85 meters averaging 2.67% Ni and 0.60% Cu at Imiak Hill and 12.89 meters averaging 2.24% Ni and 0.63% Cu at the Fossilik showing.

During the year ended December 31, 2011:

On March 15, 2011 an application for an exclusive mineral exploration licence covering the project area was submitted to the Greenland Bureau of Minerals and Petroleum (BMP).  Detailed compilation of previous historic exploration data was initiated following the submission of the licence application.

The exclusive mineral exploration licence was approved by BMP on April 15, 2011.

Known showings and targets, identified from data compilation, were examined by a team of two to three geologists plus a field assistant between August 19 and 27.  A total of 54 representative rock samples were collected and submitted to Activation Laboratories for analysis. Drill cores from several Kyrolitselskabet Oresund A/S drill holes were examined at a government core facility in Kangerlussuaq, Greenland.  No new occurrences were discovered, however; rock samples from previously known occurrences assayed up to 3.35% Ni and confirmed previous sampling results by Kyrolitselskabet Øresund A/S (1965-71, Cominco Ltd. (1995-96)  and Falconbridge Greenland A/S (1993-2000).

Based on data compilation and observations made during the field program, two areas, covering a total of 375 square kilometres, were selected for helicopter geophysical (electromagnetic and magnetic) surveying. SkyTEM ApS of Beder, Denmark was contracted to do the surveying, which commenced on September 17, 2011 and was completed on October 5. A total of 2,217 line-kilometers were flown. The quality of the data was monitored on a daily basis during the course of the survey by Condor Consulting of Lakewood, Colorado. A levelled, digital database was received from SkyTEM on November 17 and a complete logistical and processing report was received on December 6. Condor Consulting picked electromagnetic anomalies from the dataset. A total of 25 conductive zones, some corresponding to known nickel sulphide mineralization, were identified.

On December 27 the Company applied for a mineral exploration licence covering approximately 142 square kilometers contiguous with its existing licence (number 2010/54).

Subsequent Events

In January, 2012 Condor Consulting modeled, in three-dimensions, 18 of the 25 conductive target zones identified from the 2011 SkyTEM survey.

The company’s application for the new licence was approved on April 3, 2012 and is expected to be issued shortly.

Activities contemplated in the future

Further helicopter geophysical surveys and surface prospecting are planned for 2012. Diamond drilling of selected electromagnetic anomalies, identified by the helicopter geophysics, is also contemplated for 2012.

Selected Financial Information

The Company’s consolidated financial statements for the year ended December 31, 2011 (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Consolidated Financial Statements and should be read in conjunction with those statements.

	For the year ended
	December 31, 2011	December 31, 2010	December 31, 2009 **
Financial Results
Net loss	$1,084,191	$529,808	$117,645
Basic loss per share	0.02	0.03	0.02

As at:	December 31, 2011	December 31, 2010	December 31, 2009 **
Balance Sheet Data
Share capital	$18,782,644	$15,310,333	$13,649,333
Common shares issued	55,058,193	35,231,730	5,441,730
Weighted average shares outstanding	46,464,082	19,941,566	5,441,730
Total assets	$6,109,703	$1,363,910	$184,212
Net assets (liabilities)	5,943,608	$1,234,383	$(54,784)

Exchange rates (Cdn$ to U.S.$) period average	1.0110	0.9709	0.8757

** Figures for December 31, 2009 are expressed under Canadian GAAP.

Results of Operations

For the period ended December 31, 2011, the Company incurred a net loss of $1,084,191 compared to a net loss of $529,808 for the period ended December 31, 2010. The increase of $554,383 in net loss is a net result of general operating costs increased which is mainly the result of additional stock-based compensation charges of $201,250 for stock options granted to employees and consultants and the Company initiating a series of actions to realign its focus into the field of nickel exploration and appointing new senior management in April 2011 resulting in additional management fee of $18,000, two private placements resulting in increased filing fees of $24,546 and a higher volume in activity resulting in an increase in investor relation costs of $28,089 and the addition of more staff resulting in an increase of salaries of $29,887. There was the increase in impairment of exploration and evaluation assets of $267462 from dropping two properties. The increased operating costs have been offset with a tax recovery amount of $76,628 as a result of the flow-through premium being reduced for expenses being incurred.

Selected Financial Data Quarterly

	Three months ended
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Net loss	$(384,284)	$(374,561)	$(262,686)	$(62,660)
Basic loss per share	0.00	(0.01)	(0.01)	0.00

	Three months ended
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Net loss	$(147,554)	$(200,626)	$(176,702)	$(4,926)
Basic loss per share	0.00	0.00	(0.03)	0.00

Balance Sheet Data

As at:	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Share capital	$18,782,644	$18,671,750	$18,371,250	$15,367,333
Common shares issued	55,058,193	55,058,193	51,853,193	36,181,730
Weighted average shares outstanding	46,466,684	43,571,377	38,918,162	35,242,286
Total assets	$6,109,703	$8,022,816	$4,306,174	$1,409,625
Net assets (liabilities)	$5,943,608	$7,696,949	$4,212,427	$1,228,723

As at:	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Share capital	$15,310,333	$15,310,333	$14,740,333	$13,649,333
Common shares issued	35,231,730	35,231,730	25,291,730	5,441,730
Weighted average shares outstanding	19,941,566	14,788,836	5,661,067	5,441,730
Total assets	$1,363,583	$1,409,603	$1,130,716	$152,435
Net assets (liabilities)	$1,234,383	$1,346,937	$971,063	$(71,155)

Liquidity

As at December 31, 2011 the Company had accumulated losses totaling $15,342,641. The Company had working capital of $1,211,510 at December 31, 2011. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

Capital Management

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables and trade payables and accrued liabilities. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and trade payables, are designated as other financial liabilities and recorded at amortized cost. Marketable securities are available for sale with the unrealized gain or loss recorded in other comprehensive income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents are stated at fir value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables and trade payables approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

Financial Instrument Risk Factors

Risk management is carried out by the Company’s management team with guidance from the Board of Directors.  The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to cash, short-term investments and amounts receivable.  Cash and cash equivalents, and short-term investments are held with one reputable Canadian chartered bank which is closely monitored by management.  Financial instruments included in amounts receivable consist primarily of HST/GST recoverable from the Canadian government.  Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents, short-term investments and amounts receivable is minimal.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2011, the Company held cash and a short-term investment totaling $1,221,805 (December 31, 2010 - $659,227).and had current liabilities of $151,814 (December 31, 2010 - $129,527).  All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

i)    Interest Rate Risk

The Company had cash balances and no interest bearing debt.  The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.  The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.  As of December 31, 2011, the Company had non-interest bearing accounts with one Canadian chartered bank.

ii)    Foreign Currency Risk

The Company is exposed to the financial risk related to fluctuations of foreign exchange rates. The Company operates in Canada and Greenland and a portion of exploration and evaluation assets are incurred in US dollars, Euros and Danish krones (“DKK”). The Company has not hedged its exposure to currency fluctuations, however foreign currency risk is considered low as the majority of transactions are settled and reported in Canadian dollars.

iii)   Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Accounting Standards Not Yet Effective

IAS 1 – Presentation of Financial Statements
IAS 1 – Presentation of Financial Statements requires an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition, as of January 1, 2012. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The Company does not expect a material impact as a result of the amendment.

IFRS 9 - Financial Instruments
This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment: however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2015.

IFRS 10 - Consolidated Financial Statements
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements
IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 - Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosure.

Amendments to other standards
In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 9 to 13 and the amendments to other standards, is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not assessed the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

Additional Disclosure for Venture Issuers Without Significant Revenue
The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

The Company has no significant revenues.
The Company has limited funds.
There is no assurance that the Company can access additional capital.
There is no assurance that the Company will be successful in its quest to find a commercially viable quantity of mineral resources.
The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.
The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Table of Property Contractual Obligations

Post Creek

Date	Payment	Issuance of shares		Exploration Requirements
On or before April 5, 2010	$12,500	400,000	paid & issued
On or before April 5, 2011	$30,000	300,000	paid & issued	$15,000
On or before April 5, 2012	$50,000	300,000	paid & issued	$15,000
On or before April 5, 2013	$50,000	-		$15,000
	$142,500	1,000,000		$45,000

Halcyon

Date	Payment	Issuance of shares		Exploration Requirements
On or before April 5, 2010	$15,000	300,000	paid & issued
On or before April 5, 2011	$25,000	200,000	paid & issued	$22,000
On or before April 5, 2012	$35,000	200,000	paid & issued	$22,000
On or before April 5, 2013	$35,000	-		$22,000
	$110,000	700,000		$66,000

Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31,	December 31,
	2011	2010
Directors and companies controlled by directors of the Company	$27,222	$87,094
	$27,222	$87,094

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

Key management personnel compensation

	Year ended
	December 31,	December 31,
	2011	2010
Geological consulting fees - expensed	$22,717	$1,167
Geological consulting fees - capitalized	36,783	26,833
Management fees - expensed	108,000	90,000
Stock-based compensation	150,000	-
	$317,500	$118,000

In addition, the Company entered into the following transactions:

(a)	recorded $Nil (2010 - $19,000) for consulting fees to a company in which a director has an interest;
(b)	recorded $Nil (2010 - $11,772) for professional fees to a company in which a director has an interest;
(c)	during the year ended December 31, 2010, the Company entered into a purchase and sale agreement, with a company with directors in common for the acquisition mineral properties (Note 8); and
(d)	issued Nil (2010 - 2,640,000) common shares at a fair value of $Nil (2010 - $132,000), to a company in which a director has an interest for settlement of debt.

International Financial Reporting Standards

As a result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in these consolidated financial statements. The Company previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards Board of Canada.

As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP have been restated in accordance with IFRS.

Exemptions applied

The Company has applied the following optional transition exemptions to full retrospective application of IFRS:

IFRS 3 “Business Combinations” – IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations prior to the date of transition avoiding the requirement to restate prior business combinations. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition for differences in business combination accounting.

IFRS 1 “Deemed Cost” – allows for exploration and evaluation assets costs to be accounted for in cost centres that include all properties in a large geographical area. A first-time adopter using such accounting under previous Canadian GAAP may elect to measure exploration and evaluation assets at the amount determined under the Company’s previous GAAP. The Company plans to elect this exemption and shall continue to test exploration and evaluation assets in the development phases for impairment after the date of transition to IFRS in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources.

Mandatory exceptions applied

IAS 39 “Financial Instruments” - The Company has applied the derecognition of financial assets and liabilities exception requirements prospectively from the transition date. As a result of any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the Transition Date in accordance with pre-changeover Canadian GAP have not been reviewed for compliance with IAS 39. The application of this exemption has no impact on the Company.

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised forthe application of IFRS except where necessary to reflect any difference in accounting policy or where therewas objective evidence that those estimates were in error. No adjustments for estimates have been made.

IAS 27 was applied prospectively from the Transition Date. Total comprehensive income is attributed to theowners of the parent and the non-controlling interests even if this results in the non-controlling interests having a deficit balance. No adjustment was required.

Adjustment on transition to IFRS

Share-based payment transactions

On transition to IFRS the Company has elected to change its accounting policy for the treatment of amounts recorded in contributed surplus which relate to stock options that expire unexercised. Under IFRS amounts recorded for expired unexercised stock options will be transferred to deficit on the date of expiry. Previously the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

A further difference is that IFRS 2 requires that forfeiture estimates are recognized in the period they are estimated and are subsequently revised for actual forfeitures in subsequent periods, whereas under the Company’s Canadian GAAP policy forfeitures of awards have been recognized as they occur. On application of the IFRS 1 exemption noted previously, this change in accounting was applied only to unvested awards as of the transition date. There were no unvested awards at that time.

Reconciliation to previously reported financial statements

The following tables provide a reconciliation between the amounts previously reported under Canadian GAAP and those anticipated to be reported in accordance with IFRS and related transitional requirements.

Consolidated Statement of Financial Position

	December 31,	IFRS	December 31,	January 1,	IFRS	January 1,
	2010	Adjustment	2010	2010	Adjustment	2010
ASSETS

Current assets
Cash	$659,227		$659,227	$16,515		$16,515
Short-term investments	-		-	-		-
Marketable securities	-		-	62,500		62,500
Receivables	26,965		26,965	4,197		4,197
Prepaid expenses and deposits	-		-	-		-
Total current assets	686,192		686,192	83,212		83,212

Non-current assets
Property, plant and equipment	-		-	-		-
Exploration and evaluation assets	677,718		677,718	101,000		101,000
Total non-current assets	677,718		677,718	101,000		101,000

Total assets	$1,363,910		$1,363,910	$184,212		$184,212

LIABILITIES

Current liabilities
Trade payables and accrued liabilities	$129,527		$129,527	$185,747		$185,747
Total liabilities	129,527		129,527	185,747		185,747

SHAREHOLDERS' EQUITY

Share capital - preferred	604,724		604,724	604,724		604,724
Share capital - common	14,705,609		14,705,609	13,044,609		13,044,609
Share-based payments reserve	235,844	(53,344)	182,500	53,344	(53,344)	-
Accumulated other comprehensive loss/income	-		-	24,525		24,525
Deficit	(14,311,794)	53,344	(14,258,450)	(13,781,986)	53,344	(13,728,642)
	1,234,383		1,234,383	(54,784)		(54,784)

	$1,363,910		$1,363,910	$184,212		$184,212

There were no IFRS differences in the Consolidated Statements of Loss and Comprehensive Loss or the Consolidated Statements of Cash Flows and therefore these statements have not been presented.

Consolidated Statement of Changes in Equity.

	Number of shares	Share capital	Preferred Stock	Share-based payments reserve	Accumulated other comprehensive loss	Deficit	Non-controlling interest	Total

Balance at January 1, 2010	5,441,730	$13,044,609	$604,724	$-	$24,525	$(13,728,642)	$53,249	$(1,535)
Loss for the year	-	-	-	-	-	(529,808)		(529,808)
Share capital issued private placement	20,000,000	1,100,000	-	-	-	-		1,100,000
Shares issued to acquire mineral properties	7,150,000	429,000	-	-	-	-		429,000
Shares issued for debt	2,640,000	132,000	-	-	-	-		132,000
Stock options issued	-	-	-	182,500	-	-		182,500
Sale of subsidiary							(53,249)	(53,249)
Reversal of accumulated other comprehensive income
upon sale of subsidiary	-	-	-	-	(2,616)	-		(2,616)
Available-for-sale investment	-	-	-	-	(21,909)	-		(21,909)

Balance at December 31, 2010	35,231,730	14,705,609	604,724	182,500	-	(14,258,450)	-	1,234,383

Loss for the period	-	-	-	-	-	(1,084,191)		(1,084,191)
Share capital issued private placement	15,545,463	3,200,002	-	-	-	-		3,200,002
Flow-through premium		(90,909)	-	-	-	-		(90,909)
Shares issued to acquire mineral properties	950,000	95,000	-	-	-	-		95,000
Shares issued for finders fee	200,000	28,000		-	-	-		28,000
Stock options issued	-	-	-	471,250	-	-		471,250
Warrants exercised	3,005,000	300,500		-	-	-		300,500
Warrants issued	-	-	-	1,813,263	-	-		1,813,263
Share issue costs	126,000	(60,282)	-	36,592	-	-		(23,690)

Balance at December 31, 2011	55,058,193	$18,177,920	$604,724	$2,503,605	$-	$(15,342,641)	$-	$5,943,608

Presentation Adjustments

The following presentation adjustment has been identified by management for the Consolidated Statement of Financial Position which is Non-controlling interests shall be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent.

Disclosure Controls and Procedures Over Financial Reporting

Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the accounting principles generally accepted in Canada. Based on a review of its internal controls at the end of the year covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed and reported in an accurate and timely manner. There have been no significant changes in the Company’s internal control over financial reporting during the period ended December 31, 2011.

Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls as of December 31, 2011 and have concluded these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

Subsequent Events

On January 18, 2012, the Company entered into an investor relations agreement whereby the Company will pay $7,000 per month for a period of 6 months. The Company issued 300,000 stock options, exercisable at a price of $0.15 per share for a period of 5 years. The stock options vest over a period of 12 months. The agreement can be terminated within 30 days and automatically renewable for a further 6 months.

On March 1, 2012, the Company received notification that its application for an additional exploration licence in Greenland has been approved by the BMP.  On April 4, 2012 the Company made a payment of DKK 32,264.40 for the licence fee. The license will be effective upon signatory by the BMP.

On March 13, 2012, the Company entered into a consulting agreement whereby the Company will pay US$2,000 per month for a period of 12 months. The Company issued 100,000 stock options, exercisable at $0.17 per share for a period of 2 years. A further 100,000 stock options will be issued in a subsequent grant. The options vest over a period of 12 months. The agreement can be terminated within 30 days.

On April 5, 2012, the Company paid $85,000 and issued 500,000 common shares pursuant to the Post Creek and Halycyon Property option agreements (Note 8).

On April 18, 2012, the Company entered into an option agreement to acquire up to a 100% interest in the Wahnapitae Property located in Ontario and agreed to the following consideration:

Date	Cash	Shares	Exploration requirements

On TSX-V approval	$20,000	75,000
On or before 12 months following TSX-V approval	$25,000	75,000	$21,000
On or before 24 months following TSX-V approval	$35,000	75,000	$21,000
On or before 36 months following TSX-V approval	$40,000	-	$21,000

The option agreement is subject to TSX-V approval.

Subsequent to December 31, 2011, 132,000 stock options at $0.10 were exercised for net proceeds of $13,200 and 1,057,500 warrants at $0.10 were exercised for net proceeds of $105,750.

Share Capital Data

The following table sets forth the Company’s share capital data as at April 23, 2012:

Common Shares
- issued & outstanding	56,747,693

Preferred Shares
- issued & outstanding	604,724

Options
- issued & outstanding	5,618,000

Warrants
- issued & outstanding	30,141,450

Further Information

Additional information about the Company is available at the Canadian disclosure website www.sedar.ca